Rule 424(b)(3)

Registration No. 333-236543

PROSPECTUS

Seneca Biopharma, Inc.

5,999,998 SHARES OF COMMON STOCK

The selling stockholders named in this prospectus (“Selling Stockholders”) are offering up to 5,999,998 shares of our common stock, consisting of: (i) 2,777,777 shares of common stock underlying our Series P common stock purchase warrants (“Series P Warrants”), (ii) 2,777,777 shares of common stock underlying our Series Q common stock purchase warrants (“Series Q Warrants”), and (iii) 444,444 shares of common stock underlying warrants issued to our placement agent (“Placement Agent Warrants”) (collectively, the Series P Warrants, Series Q Warrants, and Placement Agent Warrants are referred to as the “Warrants”). The Series P Warrants and Series Q have an exercise price of $1.23 and are substantially similar except for the Series P Warrants have a term of 2 years from the date of issuance and the Series Q Warrants have a term of 5 years from the date of issuance. The Placement Agent Warrants are substantially the same as the Series Q Warrants, except that the Placement Agent Warrants have an exercise price per share of $1.70 For a further description of the Warrants, please see the section of this prospectus entitled “Description of Securities”.

We will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

The Selling Stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 18. For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 16.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “SNCA.” On March 26, 2020, the last reported sale price of our common stock was $0.6249 per share. You are urged to obtain current market quotations for the common stock.

Our principal executive offices are located at 20271 Goldenrod Lane, 2nd Floor, Germantown, Maryland 20876 telephone number 301-366-4960.

Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “Risk Factors” beginning on page 8 of this prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 31, 2020

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information included elsewhere in this prospectus or incorporated by reference herein. This summary does not contain all of the information that may be important to you. You should read and carefully consider the entire prospectus, especially the “Risk Factors” section of this prospectus, before deciding to invest in our common stock. Unless the context otherwise requires, references in this prospectus to “Seneca,” “we,” “us,” “our,” “our company” and “our business” refer to Seneca Biopharma, Inc., a Delaware corporation. Also, any reference to “common share” or “common stock,” refers to our $0.01 par value common stock. All share and per share information contained in this prospectus takes into account the 1-for-20 reverse stock split of our common shares effective June 17, 2019.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to offer and sell shares of our common stock. If it is against the law in any jurisdiction to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that jurisdiction, and no offer or solicitation is made by this prospectus to any such person. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

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FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to our business development plans, clinical trials, regulatory reviews, timing, strategies, expectations, anticipated expenses levels, business prospects and positioning with respect to the market, business outlook, technology spending and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations) and express our current intentions, beliefs, expectations, strategies or predictions, as well as historical information. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from anticipated results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, statements that are not statements of current or historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “plan,” “intend,” “may,” “will,” “expect,” “believe,” “could,” “anticipate,” “estimate,” or “continue” or similar expressions or other variations or comparable terminology are intended to identify such forward-looking statements. Although we believe that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Our future operating results are dependent upon many factors, and our further development is highly dependent on market acceptance, which is outside its control. You should not place undue reliance on forward-looking statements. Forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	our ability to manage the business despite continuing operating losses and cash outflows;

•	our ability to obtain sufficient capital or a strategic business arrangement to fund our operations and expansion plans;

•	our ability to build the management and human resources and infrastructure necessary to support the growth of our business;

•	competitive factors and developments beyond our control;

•	scientific and medical developments beyond our control;

•	government regulation of our business;

•	whether any of our current or future patent applications result in issued patents and our ability to obtain and maintain other rights to technology required or desirable for the conduct of our business; and

•	whether any potential strategic benefits of licensing transactions will be realized and whether any potential benefits from the acquisition of newly licensed technologies, if any, will be realized; and

•	the other factors discussed in the “Risk Factors” section and elsewhere in this prospectus.

You should read and interpret any forward-looking statements together with the following documents:

•	our most recent Annual Report on Form 10-K, including the sections entitled “Business”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	our most recent Quarterly Report on Form 10-Q, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

•	and our other filings with the SEC.

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Any forward-looking statements that we make in this prospectus speak only as of the date of such statements and we undertake no obligation to publicly update any forward-looking statements or to publicly announce revisions to any of the forward-looking statements, whether as a result of new information, future events or otherwise.

OUR BUSINESS

Overview

In October 2019, we changed our name from Neuralstem, Inc. to Seneca Biopharma, Inc. Historically, we have been primarily focused on the research and development of nervous system therapies based on our proprietary human neural stem cells and our small molecule compounds with the ultimate goal of gaining approval from the United States Food and Drug Administration (“FDA”), and its international counterparts, to market and commercialize such therapies. In early 2019 we commenced an in-licensing and acquisition strategy in which we are evaluating novel therapeutics that could benefit from our development experience with the goal of developing such technologies for commercialization.

Our patented technology platform has three core components:

  Over 300 lines of human, regionally specific neural stem cells, some of which have the potential to be used to treat serious or life-threatening diseases through direct transplantation into the central nervous system;
  Proprietary screening capability – our ability to generate human neural stem cell lines provides a platform for chemical screening and discovery of novel compounds against nervous system disorders; and
  Small molecules that resulted from Seneca’s neurogenesis screening platform that may have the potential to treat a wide variety of nervous system conditions.

To date, our technology platform has produced two lead assets in clinical development: our NSI-566 stem cell therapy program and our NSI-189 small molecule program. A component of our strategy is seeking an asset sale, out-license, or global development partnerships to further development of NSI-566 and NSI-189. We have recently initiated a formal initiative aimed at securing partners to advance the clinical development of these two programs.

We believe this technology, in partnership with an established biopharmaceutical company with the appropriate development expertise and financial resources, could facilitate the development and commercialization of products for use in the treatment of a wide array of nervous system disorders including neurodegenerative conditions and regenerative repair of acute and chronic disease. We intend to maintain these programs with the goal of finding suitable development partners.

Recent Highlights

•	On October 31, 2019, the Company announced it had entered into a non-binding term sheet with Jiangsu QYuns Therapeutics Co., Ltd., (“QYuns”) for an exclusive license agreement for certain of QYuns Therapeutics’ assets, a pipeline of cytokine-targeted monoclonal antibodies for the treatment of a range of auto-immune diseases. Subsequently, on January 10, 2020, we filed a Current Report on Form 8-K disclosing that we were not able to reach a definitive licensing agreement with QYuns and accordingly, no longer expected to complete this transaction.

•	On January 17, 2020 we entered into an agreement with certain accredited investors from our July 30, 2019 underwritten offering. Pursuant to the agreement the investors exercised certain warrants to purchase an aggregate of 5,555,554 shares of common stock having an initial exercise price of $2.70, at a reduced exercise price of $1.36 per share. In consideration for the immediate exercise of the warrants for cash, the exercising holders received new unregistered warrants exercisable into an aggregate of up to 5,555,554 shares of common stock, at an exercise price of $1.23 per share, 2,777,777 of which have a term of two years and 2,777,777 of which have a term of five years. The Company received approximately $7.55 million in gross proceeds.

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Clinical Programs

Historically, we have devoted our efforts and financial resources primarily to the pre-clinical and clinical development of our small molecule compounds and our stem cell therapeutics.

Based on our cash position, we have refocused our development efforts primarily on our exploratory Phase 2 study of NSI-566 for the treatment of Ischemic Stroke (the results of which we do not believe will be able to be used in connection with any regulatory submission in any territory), development of a regulatory plan for NSI-566 in ALS and studies that are being funded by grants. At this time, we anticipate that additional funds for these programs will be focused on maintaining the cell lines, patents, clinical material and data, and relevant licenses associated with these clinical programs as we seek partners for further development.

Below is a description of our clinical programs, their intended indication and current stage of development:

NSI - 566 (Stem Cells)

The human central nervous system (CNS) has limited capacity for regeneration following injury or the onset of disease. Traditional therapies have mainly focused on minimizing the progression or symptoms of CNS disease or injury but have not been effective at repairing the underlying cause of such disease. The goal of our cell therapy initiatives is the regeneration of neural function which has been lost to disease or injury. We believe that neuroprotection, neuroregeneration, and/or bridging of damaged neural circuitry may be accomplished by implantation of NSI-566 at the injury site.

Our proprietary technology enables the isolation and large-scale expansion of regionally specific neural stem cells from all areas of the developing human brain and spinal cord and enables the generation of commercially useful quantities of highly characterized allogeneic human neural stem cells that can be transplanted into patients to mitigate the consequences of CNS diseases or injury. We have developed and optimized processes that allow us to manufacture these cells under current Good Manufacturing Practices (cGMP) compliant conditions as required by the FDA for use in clinical trials and have generated cell banks which we believe are sufficient to provide material to meet our requirements through completion of Phase 3 studies. We have exclusive licenses for the manufacturing and use of the surgical platform and cannula that enable administration of the cells to the spinal cord for treatment. Based on our preclinical data we believe that our human neural stem cells will differentiate into neurons and glia after grafting into the patient and will provide neuroprotection and stimulate neuroregeneration.

Our lead stem cell program is the spinal cord-derived neural stem cell line, NSI-566, which is being tested for treatment of paralysis due to amyotrophic lateral sclerosis (ALS, or Lou Gehrig’s disease), ischemic stroke, and spinal cord injury (SCI). To date we have completed Phase 1 and Phase 2 safety and dose escalation studies in subjects with ALS and a Phase 1 safety and dose escalation study in subjects with motor deficits due to ischemic stroke. Each of these studies are currently in their long-term follow-up stage. In August 2018, we initiated a non-GCP (Good Clinical Practice) compliant randomized, double-blind, placebo-controlled Phase 2 trial in subjects with chronic ischemic stroke. We are also conducting a Phase 1 open label study to evaluate the safety of implanting NSI-566 in subjects with chronic SCI.

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Motor Deficits Due to Ischemic Stroke

Over 700,000 individuals suffer stroke each year in the US, the majority of whom experience long-term functional deficits. Ischemic stroke, which accounts for about 75% of all strokes, occurs as a result of an obstruction within a vessel supplying blood to the brain. Post-stroke motor deficits include paralysis or weakness in arms and legs and speech impairment and can be permanent. In the US, approximately 1.8 million people live with paralysis due to stroke. We believe that NSI-566 may provide an effective treatment for restoring motor deficits resulting from ischemic stroke by creating new circuitry in the area of injury and promoting regeneration of neural tissue damaged by the ischemic event.

Amyotrophic Lateral Sclerosis

Amyotrophic lateral sclerosis is a disease of the nerve cells in the brain and spinal cord that control voluntary muscle movement. In 2018 the United States Centers for Disease Control and Prevention reported that over 16,000 Americans have ALS, a prevalence of 5.2 cases per 100,000 people. In ALS, nerve cells (motor neurons) waste away or die and can no longer send messages to muscles. This eventually leads to muscle weakening, twitching, and an inability to move the arms, legs, and body. As the condition progresses, muscles in the chest area stop working, making it difficult or impossible to breathe. NSI-566 is under development as a potential treatment for ALS by providing cells designed to nurture and protect the patient’s remaining motor neurons. We received orphan designation by the FDA for NSI-566 in ALS.

Chronic Spinal Cord Injury

SCI may result from trauma or disease affecting the spinal cord, and is in many cases a long term, chronic and disabling neurological condition. In the US it is estimated that there are 17,000 new cases of SCI per year, with a prevalence of 249,000-363,000 people. Chronic spinal cord injury (cSCI) refers to the window after recovery has plateaued, beginning approximately 6-12 months after injury. We believe that NSI-566 may provide an effective treatment for cSCI by “bridging the gap” in the spinal cord circuitry created following traumatic spinal cord injury and providing new cells to help transmit the signal from the brain to points at or below the point of injury.

Clinical Experience with NSI-566

Ischemic Stroke

In 2013 we commenced an open label, non-GCP compliant, Phase I safety and dose escalation study to test transplantation of NSI-566 in human subjects for the treatment of motor deficits due to ischemic stroke. The trial was conducted at BaYi Brain Hospital in Beijing, China and sponsored by Suzhou Neuralstem, a wholly owned subsidiary of Seneca in China. This study was intended to evaluate the safety of direct injections of NSI-566 into the brain and to determine the maximum safe tolerated dose. We completed dosing the final cohort, for a total of nine subjects, in March 2016. Subjects were monitored through a 24-month observational follow-up period. Delivery of NSI-566 cells in this population appeared to be safe and well tolerated at all doses. There were no deaths or serious adverse events related to the treatment (Zhang et al., Stem Cells Transl Med 2019, 8(10):999-1007).

In August 2018, we initiated a non-GCP compliant Phase 2 trial which is designed as a randomized, double-blind, placebo-controlled study. A total of 22 subjects were randomized to receive NSI-566 stem cells (72 million cells) or sham-surgery at a 1:1 ratio. All operations were conducted at BaYi Brain Hospital, the site of the Phase 1 study, and all follow-up assessments are being conducted by blinded, independent neurologists at Beijing Rehabilitation Hospital. The final subject was enrolled in this study in August 2019, and the final visit for this subject is scheduled to occur in August of 2020.

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Amyotrophic Lateral Sclerosis

In January 2010, we commenced a Phase 1 trial of NSI-566 in ALS at Emory University in Atlanta, Georgia. The purpose of the trial was to evaluate the safety of our proposed treatment and procedure in a total of 15 subjects. The dosing of subjects in the Phase 1 trial, as designed, was completed in August of 2012. We commenced a Phase 2 multisite clinical trial in subjects suffering from ALS in September of 2013 to further test the feasibility and safety of the treatment and procedure, and maximum tolerated dose of cells. The Phase 2 dose escalation trial enrolled 15 ambulatory subjects in five different dosing cohorts.

In June 2017, 24-month Phase 2 results and combined Phase 1 and Phase 2 data from our ALS trials were presented at the International Society for Stem Cell Research (ISSCR) Annual Meeting, Approaches to Treating ALS, Boston, Massachusetts, by principal investigator Eva Feldman, MD, PhD, Russell N. DeJong Professor of Neurology and Director of Research of the ALS Clinic at the University of Michigan Health. The data showed that the intraspinal transplantation of the cells was safe and well tolerated. Subjects from both the Phase 1 and Phase 2 continue to be monitored for long-term follow-up evaluations.

Chronic Spinal Cord Injury

In 2013, we received authorization from the FDA to commence a Phase 1 clinical trial to treat chronic spinal cord injury. The trial, which is taking place at The University of California, San Diego or UCSD, commenced in 2014 and the first subject was treated in October 2014. The study enrolled four AIS A classification thoracic spinal cord injury subjects (motor and sensory complete), one to two years’ post-injury at the time of stem cell treatment. In January of 2016 we reported six-month follow-up data on all four subjects. The stem cell treatment was found to be safe and well-tolerated by the subjects enrolled and there were no serious adverse events. In April of 2018 we enrolled the first subject in the second cohort of the trial, which included patients with AIS-A complete, quadriplegic, cervical injuries involving C5-C7 of their spinal cord. The final patient of this cohort was enrolled in March of 2019.

In June 2018, the study investigators published the results of the first cohort in the journal Cell Stem Cell. The results support the potential of transplanted NSI-566 to benefit patients with cSCI. At 18 months to 27 months after surgery, the analysis of motor and sensory function and electrophysiology showed changes in three of the four patients after NSI-566 transplantation. There was no evidence of serious adverse events, suggesting the procedure is well-tolerated.

Pre-Clinical Experience with NSI-566 and other candidates in our stem cell pipeline

Our preclinical studies with NSI-566 have served to provide the foundation for our ongoing clinical trials by demonstrating performance and efficacy of this cell line in animal models for ALS (Hefferan et al., PLoS One 2012, 7(8):e42614; Xu et al., Transplantation 2006, 82(7):865-875; Xu et al., J Comp Neurol 2009, 514(4):297-309; Xu et al., Neurosci Lett 2011, 494(3):222-226; Yan et al., Stem Cells 2006, 24(8):1976-1985), spinal cord injury (Cizkova et al., Neuroscience 2007, 147(2):546-560; Lu et al., Cell 2012, 150(6):1264-1273; van Gorp et al., Stem Cell Res Ther 2013, 4(3):57), and ischemic stroke (Tajiri et al., PLoS One 2014, 9(3):e91408), and demonstrated safety in large animals (Raore et al., Spine 2011, 36(3):E164-E171; Usvald et al., Cell Transplant 2010, 19(9):1103-1122). Additional studies involving NSI-566 or other proprietary cell lines are directed at identifying new therapeutic candidates. These include: 1) an ongoing collaboration with investigators at the Miami Project to Cure Paralysis to evaluate the application of NSI-566 in preclinical animal models for traumatic brain injury (Spurlock et al., J Neurotrauma 2017, 34(11):1981-1995), and 2) evaluation of the ability of NSI-532.IGF1, a human neural stem cell line engineered to express the trophic factor IGF1, to reverse the cognitive impact of neurodegeneration in a mouse model of Alzheimer’s Disease (McGinley et al., Sci Rep 2018, 8(1):14776).

NSI-189 (Small Molecule Pharmaceutical Compound)

NSI-189 represents a new chemical entity that works through what appears to be a novel mechanism of action to stimulate neurogenesis of stem cells in the hippocampus, as well as generation of new synapses. Because impaired hippocampal neurogenesis has been linked with depression, we conducted clinical trials to evaluate the safety and effectiveness of NSI-189 in patients suffering from Major Depressive Disorder or MDD.

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Major Depressive Disorder (MDD)

Major depressive disorder (also known as recurrent depressive disorder, clinical depression, major depression, unipolar depression, or unipolar disorder) is a mental disorder characterized by episodes of all-encompassing low mood accompanied by low self-esteem and loss of interest or pleasure in normally enjoyable activities. According to the World Health Organization, MDD is the leading cause of disability in the U.S. for persons age 15 to 44. In 2017, an estimated 17.3 million adults in the United States had at least one major depressive episode in the prior year. This number represented 7.1% of all adults in the US. (https://www.nimh.nih.gov/health/statistics/prevalence/major-depression-among-adults.shtml). Treatment of MDD is characterized by a high level of patient turnover due to low efficacy and high side effects. It is estimated that 67% of patients will fail their first line therapy, 75% will then fail their second line prescription and 80% will then fail their third line prescription (Rush et al., Control Clin Trials 2004, 25(1):119-142).

Clinical Experience with NSI-189

In 2011 we commenced a Phase 1A clinical trial to evaluate the safety and pharmacokinetics of NSI-189 in healthy volunteers. The study enrolled 41 healthy male and female subjects into a single ascending dose phase. No dose-limiting toxicity was observed, and no serious adverse events (AE) were noted. This study was followed in 2012 with a Phase 1B randomized, double-blind, placebo-controlled, multiple-dose escalation study to evaluate safety, tolerability, pharmacokinetic (PK), and pharmacodynamic (PD) effects of NSI-189 phosphate in subjects with MDD. Trial data were presented in June 2014 at the American Society of Clinical Psychopharmacology Annual Meeting (ASCP) and published in the journal Molecular Psychiatry (Fava et al., Mol Psychiatry 2016, 21(10):1372-1380). NSI-189 was well tolerated and there were no serious adverse events.

In May of 2016 we initiated an exploratory Phase 2 randomized, placebo-controlled, double-blind clinical trial for the treatment of MDD in an outpatient setting. The study randomized 220 subjects into three cohorts: NSI-189 40 mg twice daily (BID), NSI-189 40 mg once daily (QD), or placebo, and was conducted under the direction of study principal investigator (PI) Maurizio Fava, MD, Executive Vice Chair, Department of Psychiatry and Executive Director, Clinical Trials Network and Institute, Massachusetts General Hospital. The study did not meet its primary efficacy endpoint of a statistically significant reduction in depression symptoms on the Montgomery-Asberg Depression Rating Scale (MADRS), compared to placebo. Both doses were well-tolerated with no serious adverse events reported.

On December 5, 2017, we presented an updated analysis – including reports on all secondary scales – from the Phase 2 study of NSI-189 in MDD at the 56th American College of Neuropsychopharmacology (ACNP) Annual Meeting. Three additional patient reported outcomes showed statistically significant improvements in depressive and cognitive symptoms; all three patient reported outcome scales (SDQ, CPFQ, and QIDS-SR) NSI-189 reached statistical significance over placebo.

In addition, we presented data on NSI-189’s effect on cognition as measured by computer-administered objective tests of cognition in the MDD patients. Two different test methods were used: Cogstate® and CogScreen®. Cogstate did not yield statistically significant results. In CogScreen® test, NSI-189 40 mg showed statistically significant improvement (p<0.05) on objective measures of executive functioning, attention, working memory, and memory.

NSI-189 appeared to be safe and well tolerated with no serious adverse events. There were no clinically meaningful changes in body weight or BMI, or in sexual function inventory. The study results have been published (Papakostas et al., Mol Psychiatry 2019, doi: 10.1038/s41380-018-0334-8).

Preclinical Experience with NSI-189

NSI-189 has shown promise in preclinical studies evaluating its impact in animal models for number of different disease indications, including:

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1.	Ischemic stroke—in 2017 Tajiri and colleagues published a manuscript reporting that NSI-189 ameliorated motor and neurological deficits in a rodent model of ischemic stroke (Tajiri et al., J Cell Physiol 2017, 232(10):2731-2740)
2.	Radiation-induced cognitive dysfunction—in 2018 Allen and colleagues published a manuscript reporting that NSI-189 treatment could reverse cognitive deficits in rats caused by cranial irradiation, a model of cranial radiotherapy in the treatment of brain tumors (Allen et al., Radiat Res 2018, 189(4):345-353).
3.	Angelman syndrome—in 2019 Liu and colleagues published a manuscript reporting that NSI-189 reversed impairments in cognitive and motor deficits in a rodent model of Angelman syndrome and increased synaptic strength in sections of brains taken from these animals (Liu et al., Neuropharmacology 2019, 144:337-344). Angelman syndrome (AS) is a rare congenital genetic disorder caused by a lack of function in the UBE3A gene on the maternal 15th chromosome. It affects approximately one in 15,000 people - about 500,000 individuals globally. Symptoms of AS include developmental delay, lack of speech, seizures, and walking and balance disorders.
4.	Diabetes-associated peripheral neuropathy—in 2019 Jolivalt and colleagues published a manuscript reporting that NSI-189 mitigated or reversed disease-associated central and peripheral neuropathy in two rodent models of diabetes (Jolivalt et al., Diabetes 2019, (11):2143-2154). Improvements resulting from NSI-189 treatment were seen on multiple sensory and cognitive indices.

A common theme emerging from these and other preclinical studies has been the ability of NSI-189 to promote synaptogenesis as well as hippocampal neurogenesis, along with its neuroprotective properties. Due to the favorable safety profile seen in the Phase I and II clinical studies of NSI-189 and the impact on cognitive measures observed in the Phase II trial in MDD patients, we feel that this asset may have potential in treatment of one or more diseases including those described above. On August 9, 2018, NSI-189 received orphan designation for the treatment of Angelman syndrome.

Our Technologies

Stem Cells

From a therapeutic perspective, our stem cell-based technology enables the isolation and large-scale expansion of regionally specific, human neural stem cells from all areas of the developing human brain and spinal cord thus enabling the generation of physiologically relevant human neurons of different types. We believe that our stem cell technology will enable the replacement or supplementation of malfunctioning or dead cells thereby creating a neurotrophic environment that offers protection to neural tissue as a way to treat disease and injury. Many significant and currently untreatable human diseases arise from the loss or malfunction of specific cell types in the body. Our focus is the development of effective methods to generate replacement cells from neural stem cells. We believe that creating a neurotrophic environment by replacing damaged, malfunctioning or dead neural cells with fully functional ones may be a useful therapeutic strategy in treating many diseases and conditions of the central nervous system.

Our Proprietary and Novel Screening Platform

Our human neural stem cell lines form the foundation for functional cell-based assays used to screen for small molecule compounds that can impact biologically relevant outcomes such as neurogenesis, synapse formation, and protection against toxic insults. We have developed over 300 unique stem cell lines representing multiple different regions of the developing brain and spinal cord at multiple different time points in development, enabling the generation of physiologically relevant human neural cells for screening, target validation, and mechanism-of-action studies. This platform provides us with a unique and powerful tool to identify new chemical entities to treat a broad range of nervous system conditions.

Small Molecule Pharmaceutical Compounds.

Utilizing our proprietary stem cell-based screening capability, we have discovered and patented a series of small molecule compounds that includes NSI-189. We believe our low molecular weight organic compounds can efficiently cross the blood/brain barrier. In mice, research indicated that the small molecule compounds both stimulate neurogenesis of the hippocampus and increase its volume. We believe the small molecule compounds may promote synaptogenesis and neurogenesis in the human hippocampus thereby potentially providing therapeutic benefits in indications such as MDD and may also provide clinical benefit in indications such as Angelman Syndrome, Diabetic Neuropathy, Cognition, Stroke and Radiation Induced Cognitive Deficit.

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Research and Development

Substantial resources have been and will be devoted to our research and development programs. Our efforts are directed at developing therapies utilizing our stem cells and small molecule regenerative drug candidates. This research is conducted internally, through the use of third party laboratories, consulting companies under our direct supervision, and through collaboration with academic institutions.

Manufacturing

We currently manufacture our cells both in-house and on an outsourced basis. We outsource the manufacturing of our pharmaceutical compounds and our clinical supply of stem cells to cGMP compliant third-party manufacturers. We manufacture neural stem cells in-house for use in our research and collaborative programs.

Intellectual Property

We have developed and maintain a portfolio of patents and patent applications that form the proprietary base for our research and development efforts. We own or exclusively license 17 United States issued and pending patents and over 77 foreign issued and pending patents in the field of regenerative medicine, related to our stem cell technologies as well as our small molecule compounds. Our issued patents have expiration dates ranging from 2023 through 2038.

When appropriate, we seek patent protection for inventions in our core technologies and in ancillary technologies that support our core technologies or which we otherwise believe will provide us with a competitive advantage. We accomplish this by filing patent applications for discoveries we make, either alone or in collaboration with scientific collaborators and strategic partners. Typically, although not always, we file patent applications both in the United States and in select international markets. In addition, we plan to obtain licenses or options to acquire licenses to patent filings from other individuals and organizations that we anticipate could be useful in advancing our research, development and commercialization initiatives and our strategic business interests.

In addition to patenting our technologies, we also rely on confidential and proprietary information and take active measures to control access to that information, including the use of confidentiality agreements with our employees, consultants and certain of our contractors.

Our policy is to require our employees, consultants and significant scientific collaborators and sponsored researchers to execute confidentiality and assignment of invention agreements upon the commencement of an employment or consulting relationship with us. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual's or entity’s relationship with us, is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements generally provide that all inventions conceived by the individual or entity in the course of rendering services to us shall be our exclusive property.

Employees

As of February 29, 2020, we had five full-time employees. We also use the services of numerous outside consultants in business and scientific matters.

Our Corporate Information

We were incorporated in Delaware in 2001. On October 28, 2019, we changed our name from Neuralstem, Inc. to Seneca Biopharma, Inc. Our principal executive offices are located at 20271 Goldenrod Lane, Germantown, Maryland 20876, and our telephone number is (301) 366-4841. Our website is located at www.senecabio.com.

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We have not incorporated by reference into this report the information in, or that can be accessed through, our website and you should not consider it to be a part of this registration statement.

THE OFFERING

Common stock offered by selling stockholders	5,999,998 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Risk factors	You should read the “Risk Factors” section included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Capital Market symbol	“SNCA”

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, and discussed under the section entitled “Risk Factors” contained in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC, which are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, the documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with this offering. The risks described in these documents are not the only ones we face, but those that we consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section entitled “Forward-Looking Statements.”

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock described in the section entitled “Selling Stockholders” to resell such shares. We are not selling any securities under this prospectus and we will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any discounts, commissions, fees of underwriters, selling brokers or dealer managers and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, printing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF SECURITIES

The following is a summary of our capital stock and provisions of our restated certificate of incorporation and restated by-laws, as they are in effect as of the date of this prospectus. For more detailed information, please see our amended and restated certificate of incorporation and restated bylaws, which are filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part.

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All share and per share numbers included in this section, and elsewhere in this prospectus, give effect to 1-for-20 reverse stock split that we affected on July 17, 2019.

We are authorized to issue 300,000,000 shares of common stock, par value $0.01 per share, and 7,000,000 shares of preferred stock, par value $0.01 per share. As of March 10, 2020, we had:

•	9,428,011 shares of common stock outstanding; and

•	200,000 shares of our Series A 4.5% Convertible Preferred Stock which are convertible into 38,873 shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, subject to the holder of our Series A 4.5% Convertible Preferred Stock having the ability to appoint one director, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All shares of common stock outstanding as of the date of this prospectus are fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue up to an additional 6,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, and limitations of all such series, any or all of which may be superior to the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until our board of directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, and making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of our outstanding voting stock. We have no present plans to issue any additional shares of our preferred stock.

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

Series A 4.5% Convertible Preferred Stock

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As of February 19, 2020, we had outstanding 200,000 shares of Series A 4.5% Convertible Preferred Stock with a stated value of $12.7895 per share and which are immediately convertible into an aggregate of 38,873 shares of common stock. The Series A Preferred Stock has no provisions regarding subsequent securities issuances or so called “price protection provisions.” The holders of Series A Preferred Stock shall be entitled receive 4.5% dividends in cash or additional shares of Series A Preferred Stock if and when declared by the Company’s board of directors in preference to the payment of any dividends on the Common Stock. The holders of Series A Preferred Stock shall have no voting rights but shall be entitled to appoint one (1) member to our board of directors. This right to appoint a member of the board of directors will terminate when there are less than 200,000 shares of Series A Preferred Stock outstanding.

Outstanding Common Stock Purchase Warrants

As of March 10, 2020, there were warrants to purchase 7,407,352 shares of our common stock outstanding at a weighted-average exercise price of $3.53 per share and expiration dates between March 2020 and January 2025. This amount is comprised of the following warrants:

Range of Exercise Prices	Number of Warrants Outstanding	Range of Expiration Dates
$1.14	149,149	May 2021 - August 2024
$1.23	5,555,554	January 2022 – January 2025
$1.70	444,444	January 2025
$2.70	827,332	December 2020 – July 2024
$3.38 - $17.50	406,223	October 2023 – July 2024
$22.20 - $782.60	24,650	March 2020 – July 2023
	7,407,352

Series P warrants

Duration and Exercise Price

Each Series P Warrant has an exercise price of $1.23 per share of common stock. The Series P Warrants will be immediately exercisable and will expire twenty-four months from the date of issuance. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

The Series P Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Series P Warrants to the extent that the holder would own more than 4.99% (or at the election of a holder, 9.99%) of the outstanding common stock immediately after exercise (the “Beneficial Ownership Limitation”); provided, however, that upon notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99% and any increase in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.

Cashless Exercise

If, at the time a holder exercises its Series P Warrants, a registration statement registering the issuance of the shares of common stock underlying the Series P Warrant under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Series P Warrant.

Fractional Shares

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No fractional shares of common stock will be issued upon the exercise of the Series P Warrants. Rather, the number of shares of common stock to be issued will be rounded up to the nearest whole number.

Transferability

Subject to applicable laws, a Series P Warrant may be transferred at the option of the holder upon surrender of the Series P Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no trading market available for the Series P Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Series P Warrants on any securities exchange or nationally recognized trading system. The common stock issuable upon exercise of the Series P Warrants is currently listed on the Nasdaq Capital Market.

Right as a Stockholder

Except as otherwise provided in the Series P Warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the Series P Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Series P Warrant. The Series P Warrant will provide that holders have the right to participate in distributions or dividends paid on our common stock.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Series P Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Series P Warrants will be entitled to receive upon exercise of the Series P Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series P Warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction, subject to an exception as described in the Series P Warrants, the holders of the Series P Warrants have the right to require us or a successor entity to redeem the Series P Warrants for consideration in the same form as the consideration in the fundamental transaction) in the amount of the Black-Scholes value of the unexercised portion of the Series P Warrant within 30 days of the date of the consummation of the fundamental transaction as described in the Series P Warrant.

Series Q warrants

Duration and Exercise Price

Each Series Q Warrant has an exercise price of $1.23 per share of common stock. The Series Q Warrants will be immediately exercisable and will expire five (5) years from the date of issuance. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

The Series Q Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Series Q Warrants to the extent that the holder would own more than 4.99% (or at the election of a holder, 9.99%) of the outstanding common stock immediately after exercise (the “Beneficial Ownership Limitation”); provided, however, that upon notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99% and any increase in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.

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Cashless Exercise

If, at the time a holder exercises its Series Q Warrants, a registration statement registering the issuance of the shares of common stock underlying the Series Q Warrant under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Series Q Warrant.

Fractional Shares

No fractional shares of common stock will be issued upon the exercise of the Series Q Warrants. Rather, the number of shares of common stock to be issued will be rounded up to the nearest whole number.

Transferability

Subject to applicable laws, a Series Q Warrant may be transferred at the option of the holder upon surrender of the Series Q Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no trading market available for the Series Q Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Series Q Warrants on any securities exchange or nationally recognized trading system. The common stock issuable upon exercise of the Series Q Warrants is currently listed on the Nasdaq Capital Market.

Right as a Stockholder

Except as otherwise provided in the Series Q Warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the Series Q Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Series Q Warrant. The Series Q Warrant will provide that holders have the right to participate in distributions or dividends paid on our common stock.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Series Q Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Series Q Warrants will be entitled to receive upon exercise of the Series Q Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series Q Warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction, subject to an exception as described in the Series Q Warrants, the holders of the Series Q Warrants have the right to require us or a successor entity to redeem the Series Q Warrants for consideration in the same form as the consideration in the fundamental transaction) in the amount of the Black-Scholes value of the unexercised portion of the Series Q Warrant within 30 days of the date of the consummation of the fundamental transaction as described in the Series Q Warrant.

Placement Agent Warrants

Duration and Exercise Price

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Each Placement Agent Warrant has an exercise price of $1.70 per share of common stock. The Placement Agent Warrants will be immediately exercisable and will expire five (5) years from the date of issuance. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

The Placement Agent Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Placement Agent Warrants to the extent that the holder would own more than 4.99% (or at the election of a holder, 9.99%) of the outstanding common stock immediately after exercise (the “Beneficial Ownership Limitation”); provided, however, that upon notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99% and any increase in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.

Cashless Exercise

If, at the time a holder exercises its Placement Agent Warrants, a registration statement registering the issuance of the shares of common stock underlying the Placement Agent Warrant under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Placement Agent Warrant.

Fractional Shares

No fractional shares of common stock will be issued upon the exercise of the Placement Agent Warrants. Rather, the number of shares of common stock to be issued will be rounded up to the nearest whole number.

Transferability

Subject to applicable laws, a Placement Agent Warrant may be transferred at the option of the holder upon surrender of the Placement Agent Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no trading market available for the Placement Agent Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Placement Agent Warrants on any securities exchange or nationally recognized trading system. The common stock issuable upon exercise of the Placement Agent Warrants is currently listed on the Nasdaq Capital Market.

Right as a Stockholder

Except as otherwise provided in the Placement Agent Warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the Placement Agent Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Placement Agent Warrant. The Placement Agent Warrant will provide that holders have the right to participate in distributions or dividends paid on our common stock.

Fundamental Transaction

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In the event of a fundamental transaction, as described in the Placement Agent Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Placement Agent Warrants will be entitled to receive upon exercise of the Placement Agent Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Placement Agent Warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction, subject to an exception as described in the Placement Agent Warrants, the holders of the Placement Agent Warrants have the right to require us or a successor entity to redeem the Placement Agent Warrants for consideration in the same form as the consideration in the fundamental transaction) in the amount of the Black-Scholes value of the unexercised portion of the Placement Agent Warrant within 30 days of the date of the consummation of the fundamental transaction as described in the Placement Agent Warrant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. We act as the transfer agent and registrar for out Series A 4.5% Convertible Preferred Stock.

General Descriptions

Anti-Takeover Effects of Some Provisions of Delaware Law

Provisions of Delaware law could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Provisions of Our Charter Documents

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Our amended and restated bylaws provide for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting or longer, following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our amended and restated bylaws provides any director or the entire Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock of the corporation then entitled to vote in the election of directors.

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The amended and restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated bylaws provide that only our board of directors, the chairperson of the board or the chief executive officer (or president, in the absence of a chief executive officer) or holders of more than twenty percent (20%) of the total voting power of the outstanding shares of capital stock may call a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise. In particular, the authorization of undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

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Our amended and restated bylaws also provides that we will, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. We may, by action of our Board, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers. Additionally, as a general policy, we enter into indemnification agreements with our officers and directors.

SELLING STOCKHOLDERS

On January 17, 2020, we entered into a letter agreement (“Letter Agreement”) with certain institutional holders of our Series M Warrants and Series N Warrants that were issued in our July 30, 2019 underwritten public offering. Pursuant to the letter agreement, as an inducement for the holder to exercise their respective warrants, we agreed to: (i) reduce the exercise price of the Series M and N Warrants from $2.70 to $1.36 and (ii) issue the holders one (1) replacement warrant for every Series M or N Warrant that they exercised for cash.

As a result of the inducement, the holders of the Series M and N Warrants collectively exercised (i) 2,777,777 Series M Warrants and (ii) 2,777,777 Series N Warrants, resulting in gross proceeds to the company of approximately $7,555,553, not including closing costs and placement agent fees as further described below. Additionally, as provided for in the Letter Agreement, we issued an aggregate of (i) 2,777,777 Series P Warrants and (ii) 2,777,777 Series Q Warrants.

The Series P Warrants have substantially the same terms as the Series M Warrants (except for provisions customary for an unregistered warrant, including a restricted legend): (i) have registration rights whereby we agreed to register the shares underlying the Series P Warrants within ninety (90) days) of closing, (ii) are exercisable immediately upon issuance, (iii) have a term of two (2) years from the date of issuance, and (iv) have an exercise price per share of $1.23.

The Series Q Warrants have substantially the same terms as the Series N Warrants (except for provisions customary for an unregistered warrant, including a restricted legend): (i) have registration rights whereby we agreed to register the shares underlying the Series Q Warrants within ninety (90) days of closing, (ii) are exercisable immediately upon issuance, (iii) have a term of five (5) years from the date of issuance, and (iv) have an exercise price per share of $1.23.

Additionally, as partial compensation to our placement agent, we issued 444,444 Placement Agent Warrants to certain assigns of the placement agent. The Placement Agent Warrants have substantially the same terms as the Series Q Warrants, except that they have an exercise price per share of $1.70.

The foregoing summary descriptions of the letter agreement and inducement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which were filed as exhibits to our Current Report on Form 8-K, dated January 22, 2020, and are incorporated by reference herein.

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our common stock held by the selling stockholders as of February 7, 2020. The information in the table below with respect to the selling stockholders has been obtained from the selling stockholders. The selling stockholders may sell all, some or none of the shares of common stock subject to this prospectus. See “Plan of Distribution.”

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. To the best of our knowledges and based upon information provided by the selling stockholders, none of the selling stockholders has held any position or office, or has otherwise had a material relationship, with us within the past three years.

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	Common Shares Owned Before Sale (1)					Common Shares Owned After Sale (2)
	Held Outright	Convertible Securities	Amount	% of class	Shares being registered	Amount	% of Class
Sabby Volatility Warrant Master Fund, Ltd. (3)	75,001	2,667,592	2,742,593	22.67%	2,592,592	150,001	1.25%
Intracoastal Capital, LLC (4)	410,561	2,943,143	3,353,704	27.11%	1,851,852	1,501,852	13.31%
Hudson Bay Master Fund Ltd. (5)	–	1,157,985	1,157,985	10.94%	1,111,110	46,875	*
Michael Vasinkevich (6)	–	582,672	582,672	5.82%	285,000	297,672	3.06%
Noam Rubinstein (7)	–	286,335	286,335	2.95%	140,000	146,335	1.53%
Craig Schwabe (8)	–	30,000	30,000	0.32%	15,000	15,000	*
Charles Worthman (9)	–	9,089	9,089	0.10%	4,444	4,645	*
	485,562	7,676,816	8,162,378	47.72%	5,999,998	2,162,380

* Less than 1%.

(1)        Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any common shares (“Common Shares”) as to which a shareholder has sole or shared voting power or investment power, and also any Common Shares which the shareholder has the right to acquire within 60 days, including upon exercise of Common Shares purchase options or warrants. There were 9,428,011 Common Shares outstanding as of March 10, 2020. All shares referenced below are Common Shares.

(2)       Includes the sale of all Common Shares registered herein.

(3)       The shares being registered include (i) 1,296,296 Common Shares underlying Series P Warrants and (ii) 1,296,296 shares underlying Series Q Warrants. Hal Mintz has voting and dispositive control with respect to the securities being offered

(4)       The shares being registered include (i) 925,926 Common Shares underlying Series P Warrants and (ii) 925,926 shares underlying Series Q Warrants. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”) have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, of the securities reported herein that are held by Intracoastal.

(5)       The shares being registered include (i) 555,555 Common Shares underlying Series P Warrants and (ii) 555,555 shares underlying Series Q Warrants. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. And Sander Gerber disclaims beneficial ownership over these securities.

(6)       The shares being registered include 285,000 Common Shares underlying Placement Agent Warrants. Michael Vasinkevich is an associated person of H.C. Wainwright & Co., LLC, a registered broker-dealer.

(7)       The shares being registered include 140,000 Common Shares underlying Placement Agent Warrants. Noam Rubinstein is an associated person of H.C. Wainwright & Co., LLC, a registered broker-dealer.

(8)       The shares being registered include 15,000 Common Shares underlying Placement Agent Warrants. Craig Schwabe is an associated person of H.C. Wainwright & Co., LLC, a registered broker-dealer.

(9)       The shares being registered include 4,444 Common Shares underlying Placement Agent Warrants. Charles Worthman is an associated person of H.C. Wainwright & Co., LLC, a registered broker-dealer.

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PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by the Silvestre Law Group, P.C., Westlake Village, California.

EXPERTS

The audited consolidated financial statements incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2019, have been so included in reliance on the report of Dixon Hughes Goodman LLP, referenced in this prospectus and the registration statement of which it forms a part, given on the authority of said firm as an expert in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that is incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering of the securities.

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•	Our Annual Report on Form 10-K filed with the SEC on March 27, 2020, for the year ended December 31, 2019;

•	Our Current Report on Forms 8-K filed with the SEC on (i) January 10, 2020, and (ii) January 22, 2020 (excluding any information furnished in such reports under Item 2.02, Item 7.01 or Item 9.01); and

•	The description of our common stock and related rights contained in our registration statement on Form 8-A (File No. 001-33672), filed with the Commission on July 1, 2015, including any amendment or report filed for the purpose of updating such desc;

Any statement contained in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any additional prospectus supplements modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You may request and obtain a copy of any of our filings, including the exhibits thereto, at no cost, by writing or telephoning us at the following address or phone number:

Seneca Biopharma, Inc.

Attn: Investor Relations

20271 Goldenrod Lane

Germantown, Maryland 20876

Phone: (301)-366-4960

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-3 under the Securities Act with respect to the securities offered hereby, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.senecabio.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

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5,999,998 Shares

Seneca Biopharma, Inc.

Common Stock

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Prospectus

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